July 31, 2022

Form C
Offering Statement

2500 Promissory Notes ("Note")
$100 per Note
Minimum Purchase – 1 Note
Revenue Debt based on 1.25X Return
7% of Net Sales towards quarterly payments
Maturity Date: None
Redemption at Maturity $125
Minimum offering amount: $25,000
Maximum offering amount: $250,000

7660 W. Third St.
Dayton, OH 45427

www. dtbfirm . com

Summary of the Offering

Type of Security offered	Promissory Note
Class of Security	Revenue Debt at 1.25X with 7% of Net Sales go towards quarterly payments
Price Per Unit	$100 per Note
Minimum Investment Amount	$100
Campaign Close Date	12/31/2022 at 11:59 PM EST
Minimum target goal	50 Notes valued at $25,000
Oversubscription Limit	500 Notes valued at $250,000

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Design to Build Cooperative, LLC

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclaimer

This Offering Statement forms parts of, and should be read together with, the Form C being filed by Design to Build Cooperative, LLC (for the purposes of this Disclaimer, referred to herein as "Design to Build" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of Design to Build.

The following attachments should also be considered (if applicable) when contemplating investment with Design to Build: the specified Form C exhibits the "Subscription Agreement", the "Pitch Deck", the "Company Financials" and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact Design to Build.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Design to Build Cooperative, LLC securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in Design to Build should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Contents

The Company

Name: Design to Build Cooperative, LLC
Address: 7660 W. Third St., Dayton, OH 45427
State of Incorporation: Ohio
Date of Incorporation: TBD

Certifications of Regulation Crowdfunding

Design to Build Cooperative, LLC has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Ohio.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Kémo A'akhutera (Langston A. Farmer) - CEO / Director of Business Development

Kémo is a servant to the People, with a liberating agenda. As a "Community Development Officer", he supports programs aimed at reducing poverty and helping to improve the lives of people who live in deprived areas. He is passionate about providing underserved business owners with access to much needed but little known about alternative resources. He is also a real estate developer with a concentration on using shipping containers for a social impact.

Kémo is passionate about making a difference on a large scale. He founded Trep House, an Entrepreneurial "Superhub" / "Start-Up Studio", focused on underrepresented Millennial and Gen Z founders and Design To Build, a cargotecture development/fabrication cooperative. His focus is on urban development centered through socially and culturally responsible strategies for underserved and marginalized communities.

Greg Wimberly - COO/Project Manager

Greg offers twelve years of experience in the Building Construction Industry. Responsible for directing, scheduling, and supervising contractors. Proven record of success playing an integral role in completing projects on time and under budget. He's worked on Medical Centers, Higher Education facilities, and Historical buildings. He has a BS in Engineering from the University of Dayton, and is a licensed Real Estate agent.

Cleodis L. Faulks Jr. - Chief Tech Inno Officer/Millwork Engineer

Cleodis is an accomplished millwork engineer, designer and architectural detailer with broad expertise in architectural drafting (traditional and CAD), knowledge of casework and architectural woodworking construction and installation, spatial planning, project management, estimating and sales. Strengths include ability to engineer from a perspective that considers client design, budget, shop construction techniques and field installation procedures. Formerly worked for Marriott, Hilton, and Emory University. B.S. in City Planning and Urban Design, University of Cincinnati.

Shawn Thomas - CIO/Pre-Construction / Development Coordinator

Shawn has over a decade of experience in the construction industry. From his employment with architecture firms, to construction estimating at a general contracting company, to being a project manager for Dayton's public housing agency, Shawn has developed a comprehensive understanding on balancing budgets, practicality, functionality and creativity to achieve successful results for all parties involved. He is also involved in the community, particularly focusing on urban youth outreach and career support.

Shawn is passionate about making a difference on a large scale in the built environment as a real estate development professional. He is committed to innovation, collaboration, environmentally sensible design; economic and social equality and prosperity for urban communities and minorities; urban development centered on socially and culturally responsible strategies. BS Science in Architecture, Miami University in Oxford, OH.

Total Employees: 4

Capitalization and Ownership

	Aggregate Percentage	Class
Shawn Thomas	25%	A
Cleodis Faulks Jr	25%	A
Langston A Farmer	25%	A
Greg Wimberly	25%	A

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference: The Design to Build Cooperative, LLC Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Pitch Deck**").

Risk Factors

Risks Related to Crowdfunding

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Our Business

Laws and regulations affecting the building industry are constantly changing which could negatively affect the Company's operations.

Crucial to the Company's business plan is acquiring the required permitting. The state laws and regulations in Ohio that regulate building permits fluctuate regularly. The Company cannot predict the nature of future laws or regulations and cannot determine what effect they may have on the Company's business.

The success of the Company depends substantially on the continuing efforts of its co-op board and the continued productivity of that board.

As a co-op, agreement and participation are essential for the operation of the business. Dissolution of the co-op board could also lead to dissolution of the company.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that Design to Build will become profitable.

Risks Related to this Offering

Our co-op board has unlimited discretion as to the use of proceeds from this offering.

Our co-op board has discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting Units in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the Units for an indefinite period of time.

The Company may be unable to make any interest payments. You may lose your investment.

Whether investors ever receive any payment is dependent on the success of the Company which is not guaranteed. The Company has the option to use excess cash to reinvest in the company rather than making dividend payments to the investors. There is no guarantee that interest payments will ever be paid.

Investors cannot withdraw funds once invested unless canceled in writing.

Investors do not have the right to withdraw invested funds unless they cancel their investment in writing before the closing of the offering. Payments will be made to Design to Build Cooperative, LLC and held in escrow. Once an investment is made and the round is officially closed, investors will not have the use or right to return of such funds. The Company will only return the funds if less than 50 Notes are sold prior to Closing. No interest will be paid on subscriptions received prior to reaching the 50 Note minimum.

The Offering

Purpose

Design to Build will utilize the funds to support the factory operation efforts and equipment purchase as well as create a runway for the development of the business.

Use of Proceeds

	Minimum	Maximum

Raise Amount	$25,000	$250,000
Wunderfund	$1,250	$12,500
Net Proceeds	$23,750	$237,500
Lease of Building	$23,750	$100,000
Working Capital		$37,500
Model Construction		$100,000

Completion of Transaction and Delivery of Units

Investors will be required to execute their subscription through the Wunderfund.co portal and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire Units.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If Design to Build Cooperative, LLC reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to Design to Build Cooperative, LLC. At that time, Units to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The Units acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified Unit is registered in an investor's name by Design to Build Cooperative, LLC, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned to investors.

If Design to Build Cooperative, LLC reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value Design to Build Cooperative, LLC decides is a fair market value for their company.

Details on Security Being Offered

The company is offering revenue based debt with a return of capital factor of 1.25X investment under terms of a promissory note. The payback schedule will begin no later than the first month after the second quarter that this funding round closes with due dates scheduled on the 28th day of (January, April, July, and October). The payments will be calculated based on 7% of net sales (i.e. gross sales minus returns).
See Exhibit A - Revenue Based Debt Payment Schedule

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Perks

None.

Notice of Previous Offerings Conducted

None.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

Design to Build Cooperative, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Design to Build Cooperative, LLC to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Design to Build Cooperative, LLC
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Design to Build Cooperative, LLC Financial Information

Financial Statements

Please refer to the Design to Build Cooperative, LLC financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Indebtedness

The company currently has a loan for $20,000 that they're paying off to a private investor.

Amount	Debtor	APR	Maturity Date
$20,000	Private Investor	8%	4/2023

Material Capital Expenditures

Within the last fiscal year, Design to Build made a payment on their lease in the amount of $20,000 for 6-months of the agreement.

Progress Reporting on Meeting Oversubscription Amount

The progress of the Design to Build Cooperative, LLC's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for Design to Build. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, Design to Build Cooperative, LLC stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Design to Build Cooperative, LLC will pay Wunderfund a portion to be paid in cash based on 5% of the amount of total money raised pursuant to this offering. Wunderfund may choose to take up to 200 basis points or 2% of the success fee in the form of units consistent with this offering.

Promoter Information

Design to Build does not intend to pay any promoters for this campaign.

Absence of Disqualifications under 227.503(A)

With respect to   Design to Build Cooperative, LLC, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the Design to Build Cooperative, LLC's website **www. dtbfirm. com**

Additionally, Design to Build Cooperative, LLC will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Design to Build Cooperative, LLC's website, **www. dtbfirm. com**.

Design to Build Cooperative, LLC is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Design to Build Cooperative, LLC has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Design to Build Cooperative, LLC has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Design to Build Cooperative, LLC or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Design to Build Cooperative, LLC liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of Design to Build Cooperative, LLC to be diluted due to Design to Build Cooperative, LLC issuing additional Units of stock. In other words, when the Company issues more Units, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Design to Build Cooperative, LLC may increase. Such investors will own a smaller Unit of the aggregate outstanding capital stock of Design to Build Cooperative, LLC

Such increases in number of Units of Design to Build Cooperative, LLC capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred Units or warrants) into Units of the capital stock of Design to Build Cooperative, LLC If Design to Build Cooperative, LLC issues more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit if newly authorized and issued securities included stated dividend provisions.

Importantly, Design to Build Cooperative, LLC may issue preferred Units in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Design to Build Cooperative, LLC or expecting each Unit to hold a certain amount of value, it is important to realize how the value of Units of Non-Voting Common Stock Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

There is a high probability that Design to Build Cooperative, LLC will need additional financing in the future. To the extent such financing is executed through the issuance of additional Units of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Design to Build Cooperative, LLC by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Design to Build Cooperative, LLC is unable to repay such indebtedness.